Aflac Incorporated 1st Quarter 2005 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Months Ended March 31,

	2005	2004

Numerator (in millions):
Basic: net earnings applicable to common stock	$328	$304
Diluted: net earnings applicable to common stock	328	304

Denominator (in thousands):
Average outstanding shares used in the computation
of earnings per share - basic	502,706	509,924

Average outstanding shares used in the computation
of earnings per share - basic	502,706	509,924
Dilutive effect of stock options	6,743	9,431

Average outstanding shares used in the computation
of earnings per share - diluted	509,449	519,355

Earnings per share:
Basic	$.65	$.60
Diluted	.64	.59

EXH 11-1